

June 11, 2020

Michael A. Doyle
Chief Financial Officer
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, Massachusetts 02140

   Re: Forrester Research, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2019
   Filed March 13, 2020
   Form 8-K Filed May 7, 2020
   File No. 0-21433

Dear Mr. Doyle:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed May 7, 2020

Exhibit 99.1

1.   You refer to pro forma amounts throughout your Form 8-K. Your use of the term pro forma implies these amounts were determined and presented pursuant to Article 11 of Regulation S-X. Please consider using a different description of these amounts given it does not appear that they are determined or presented pursuant to Article 11 of Regulation S-X, or explain the basis for your presentation.

2.   We refer to the acquisition-related deferred revenue fair value adjustment made to arrive at non-GAAP measures. Please provide us a brief description of the transactions that gave rise to the deferred revenues and why management believes that performance measures excluding the effects of purchase accounting are useful to an investor. Please tell us how you considered question 100.04 of the Non-GAAP Compliance and Disclosure

Interpretations and Rule 100(b) of Regulation G.

3. Please tell us how your presentation of pro forma net income complies with the reconciliation requirement of Regulation G and Item 10(e) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott R. Chouinard, Chief Accounting Officer